Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated November 21, 2003, except for the second paragraph of the report as to which the date is May 15, 2006, relating to the consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity (deficiency in assets) and cash flows for the period from February 9, 2000 (date of inception) to December 31, 2002 (not separately presented), which report appears in the ICO Global Communications (Holdings) Limited's Annual Report on Form 10-K for the year ended December 31, 2007. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
July 2, 2008